FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 26, 2007

Item 3: News Release:

A news release dated and issued on September 26, 2007 was disseminated through Stockwatch & Market News.

Item 4: Summary of Material Change:

CanAlaska completes its non-brokered flow-through private placement.

Item 5: Full Description of Material Change:

Vancouver, Canada,  September 26th, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announces that further to its news release of September 13, 2007, the Company has now completed its non-brokered flow-through private placement and has issued 1,111,111 units at a purchase price of $0.45 per flow-through unit for gross proceeds of $500,000.

Each flow-through unit consisted of one flow-through common share and one-half of one flow-through common share purchase warrant.  Each whole warrant entitles the holder to purchase an additional flow-through common share at a price of $0.52 for a period of 12 months from the date of closing.

In compliance with Canadian securities law, all of the securities issued in connection with this private placement are subject to a hold period expiring on January 25, 2008.

In connection with this closing, the Company has paid $25,000 as finder’s fee.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 26th day of September, 2007.